UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number: 000-52146

ENERGY METALS CORPORATION
(Translation of registrant's name into English)

#1238 - 200 Granville Street, Vancouver, British Columbia V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated November 15, 2006 announcing signing of definative agreement with High Plains Uranium Inc.

99.2	BC Form 51-102F3 Securities Act, Material Change Report dated November 16, 2006.

99.3	News Release dated November 22, 2006 announcing the appointment of key administrative and technical appointments.

99.4	News Release dated November 24, 2006 announcing the appointment of key appointments to Wyoming staff.

99.5	News Release dated November 27, 2006 announcing its listing on the NYSE Arca.

99.6	News Release dated December 4, 2006 announcing that its wholly owned subsidiary, Golden Predator Mines Inc. completed the acquisition of Springer Mining Company from General Electric Company.

99.7	News Release dated December 6, 2006 announcing significant drilling results and permitting progress at Moore Ranch in the Powder River Basin of Wyoming.

99.8	News Release dated Janaury 9, 2007 announcing High Plains Uranium Inc.'s security holders approved business combinations with Energy Metals Corporation.

99.9	News Release dated January 15, 2007 announcing closing date of the agreement between Energy Metals Corporation and High Plains Uranium Inc. set for January 19, 2007 as final trading day and closing date for business combination.

99.10	BC Form 51-102F3 Securities Act, Material Change Report dated January 15, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy Metals Corporation
(Registrant)

Date: January 15, 2007	By:	/s/ Christine Thompson
Christine Thompson
	Title:	Corporate Secretary